LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@gmail.com

telephone 954-344-0809

facsimile 309-402-2342

July 18, 2008

Mark P. Shuman, Esq.

Branch Chief-Legal

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Cleartronic, Inc., f/k/a GlobalTel, IP, Inc. ( the “ Company”)

Amendment No. 7 to Registration Statement on Form SB-2 under cover of Form S-1

File No. 333-135585

Dear Mr. Shuman:

Reference is made to your letter of July 7, 2008 with respect to Amendment No. 6 to the Company’s registration statement. The registration statement to which Amendment No. 7 relates was filed on From SB-2 prior to February 4, 2008. Accordingly, pursuant to Release No. 33-8876 the Company has filed Amendment No. 7 on Form S-1 and has continued to use the disclosure format and content based on the former Form SB-2.

The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. The comments in paragraphs numbered 7, 8 and 9 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 7 to the registration statement.

Management’s Discussion and Analysis

Results of Operations

1.

The discussion has been revised as you requested to separately discuss revenues from continuing and discontinued operations.

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

July 18, 2008

Liquidity and Capital Resources

2.

The steps that the Company has taken to obtain sufficient capital and propose to take have been described. In addition, the nature of the Company’s plan of operations during the next twelve months has been described.

Executive Compensation

3.

The option tables previously included have been deleted. The table required by Item 402(p) of Regulation S-K has been inserted.

The Selling Stockholders

4.

The table has been revised to include Dominic and Sarina Albi.

5.

The Company is aware of the staff’s position to the effect that a registrant that files a registration statement under the Securities Act is making a public offering. In determining whether a subsequent private offering is integrated into such public offering depends upon the facts and circumstances relating to each offering. As set forth in Release No. 33-4552:

The following factors are relevant to such question of integration: whether (1) the different offerings are part of a single plan of financing, (2) the offerings involve issuance of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, (5) the offerings are made for the general purpose.

The consideration for the securities issued to Mr. Albi was services rendered to the Company by Mr. Albi. Accordingly, the purpose of such issuances is not the same as the purpose of the issuance of the securities underlying derivative securities to be registered by the Company under the Securities Act of 1933.  In addition, such issuances when compared to other issuances do no involve a single plan of financing . For these reasons, the Company does not believe that the sales  to Mr. Albi should be integrated with the offering made by the Company’s registration statement.

Because Mr. Albi is the Company’s financial advisor, the Company has kept Mr. Albi aware of the status of the Company’s registration statement. The shares underlying Mr. Albi’s warrants have been included in the registration statement in order to provide an inducement for Mr. Albi to exercise the warrants and, thus, furnish the Company with much needed capital. Mr. Albi

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

July 18, 2008

never requested that the Company register such shares nor was there any agreement or understanding between Mr. Albi and the Company to the effect that the shares would be registered.

6.

Phantom Telecom, Co. is not a selling stockholder. Disclosure of the natural person who exercises voting or investment power with respect to that company’s holdings of the Company’s  shares has been made under the caption “Security Ownership of Certain Beneficial Owners and Management.”

Exhibits

1.

The terms of the agreement with Sipcom have been summarized in Management’s Discussion and Analysis.

2.

The reissued legal opinion and related consent have be included as Exhibit 5.01.

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman